Cybin Inc. Reports Third Quarter Financial Results and Recent Business Highlights
- Completed Scientific Advice meeting with UK MHRA to support Phase 1/2a trial of CYB003 planned for mid-2022 -
- Company to host conference call at 8:30am EST today –
TORONTO, CANADA – February 10, 2022 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing “Psychedelics to TherapeuticsTM”, today reported unaudited financial results for its third quarter ended December 31, 2021.
“During the quarter, we continued to make tremendous progress advancing our proprietary psychedelic-based molecules toward clinical development - reaching regulatory milestones, completing numerous preclinical studies, and establishing reliable supply chains in the U.S. and the UK,” said Doug Drysdale, Chief Executive Officer of Cybin. “Looking ahead, we believe that 2022 will be a pivotal year for Cybin with multiple therapeutic programs currently on track to enter clinical development that are supported by our promising and differentiated preclinical data. With patients always top of mind, we remain committed to our goal of developing accessible, safe, and effective treatments for mental illness, at a time when the need is greater than ever."
Recent Business and Pipeline Highlights:
•Continued to advance CYB003 towards clinical development for the potential treatment of major depressive disorder (“MDD”) and alcohol use disorder (“AUD”). The Company recently participated in a productive Scientific Advice Meeting with the UK Medical and Healthcare Products Regulatory Agency (“MHRA”) to gain alignment and support on next steps for advancing its first-in-human Phase 1/2a trial of CYB003 for MDD into clinical development. Cybin plans to submit regulatory applications in the second quarter of CY2022, followed by initiation of the Phase 1/2a trial in mid-CY2022.
•Completed more than 140 pre-clinical studies supporting the advancement of CYB003, CYB004, and other proprietary psychedelic molecules toward regulatory filings, marking more than 50 new preclinical studies completed in January 2022 alone and demonstrating Cybin’s commitment to progressing psychedelics into therapeutics and bringing these potential treatments to patients as quickly as possible.
•Received U.S. patent for CYB004 confirming a key accomplishment in strengthening the Company’s IP portfolio. The patent covers CYB004, the Company’s proprietary deuterated dimethyltryptamine (“DMT”) compound and a range of deuterated forms of DMT and 5-MeO-DMT and protects the CYB004 drug substance as a putative new chemical entity. Cybin plans to submit a regulatory application in the second quarter of CY2022 for a pilot study of CYB004, which is expected to begin in the third quarter of CY2022.
•Cybin-sponsored Kernel Flow Phase 1 feasibility study received Institutional Review Board (“IRB”) Approval. The feasibility study evaluating Kernel Flow, a wearable, quantitative neuroimaging technology, to measure ketamine’s psychedelic effects on hemodynamics in the cerebral cortex, is expected to begin in the first quarter of CY2022.
•Announced Investigational New Drug (“IND”) and IRB approvals for co-funded investigator-initiated Phase 2 clinical trial evaluating psychedelic-assisted psychotherapy utilizing the EMBARK psychedelic facilitator training program. The trial, which will be conducted at the University of Washington, will assess psychedelic-assisted psychotherapy with psilocybin treatment in frontline clinicians experiencing COVID-related distress and began enrolling in the fourth quarter of CY2021.
•Awarded grant to support the first psychedelic treatment clinic at Lenox Hill Hospital, part of Northwell Health, to provide treatment for patients in underserved communities on the Upper East Side of Manhattan, New York.

Third-Quarter Financial Highlights

•Cash and cash equivalents totaled to C$63.6 million as of December 31, 2021.
•Cash-based operating expenses totaled C$12 million for the quarter ended December 31, 2021, of which C$2.5 million were one-time, non-recurring costs. Non-cash expenses totaled C$5.2 million for a net loss of C$17.2 million.

Conference Call and Webcast Details

DATE:        Thursday, February 10, 2022
TIME:        8:30 a.m. (EST)
DIAL-IN    1-844-200-6205 (U.S. toll free) or 1-833-950-0062 (Canada toll free)
CODE        868712
WEBCAST    https://events.q4inc.com/attendee/296855699

The live and archived webcast will also be available on the investor relations section of the Company’s website under the Events & Presentations page.
About Cybin
Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, United Kingdom and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s development of innovative drug delivery systems, statements regarding the potential benefits of the Company’s novel deuterated psilocybin analog, CYB003, statements regarding the Company’s completion of preclinical studies of CYB003 in Q1 2022i and its plan to submit regulatory applications in the second quarter of CY2022, followed by initiation of the related Phase 1/2a trial in mid-CY2022, statements regarding the Company’s EMBARK Psychedelic Facilitator Training Program being conducted at the University of Washington, statements regarding the anticipated results of using Kernel Flow technology in the Company’s research and the expected commencement date of the feasibility study, and statements regarding submission of a clinical trial application for a pilot study of CYB004.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in each of the Company's management's discussion and analysis for the three and nine month periods ended December 31, 2021, the Company’s annual information form for the year ended March 31, 2021, and the Company's listing statement dated November 9, 2020, which are available under the Company's profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward- looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward- looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.
Investor & Media Contact:

Leah Gibson
Vice President, Investor Relations
Cybin Inc.
leah@cybin.com

i Based on a calendar year-end